UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number: 001-33037

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Sonabank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

6830 Old Dominion Drive

McLean, Virginia 22101

Table of Contents

VBA Defined Contribution Plan for Sonabank

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Assets Available for Benefits	4
Statement of Changes in Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

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Report of Independent Registered Public Accounting Firm

To the Audit Committee of

VBA Defined Contribution Plan for Sonabank

We have audited the accompanying statements of net assets available for benefits of the VBA Defined Contribution Plan for Sonabank (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Rockville, Maryland

June 29, 2015

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VBA Defined Contribution Plan for Sonabank

Statements of Net Assets Available for Benefits

December 31,	2014	2013
ASSETS

Investments at fair value (see Notes 3, 4 and 5)	$3,418,776	$2,402,794

Receivables
Participant contributions receivable	13,754	-
Employer contributions receivable	102,445	103,207
Notes receivable from participants	59,201	64,246

Assets reflecting investments at fair value	3,594,176	2,570,247

Adjustment from fair value to contract value for
interest in common collective trust relating to
fully benefit-responsive investment contracts	(7,198)	(5,290)

Total assets	3,586,978	2,564,957

LIABILITIES

Excess contributions payable	-	26,905

Net assets available for benefits	$3,586,978	$2,538,052

The accompanying notes are an integral part of these financial statements.

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VBA Defined Contribution Plan for Sonabank

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments (Note 3)	$44,932
Interest and dividends	139,574
184,506

Interest income on notes receivable from participants	2,231

Contributions
Participant	308,243
Employer	102,445
Rollover	21,521
432,209

Total additions	618,946

Deductions from net assets attributed to
Benefits paid to participants	833,672
Administrative expenses	9,521

Total deductions	843,193

Net decrease before transfers	(224,247)

Transfer-in related to plan mergers	1,273,173

Net assets available for benefits
Beginning of year	2,538,052

End of year	$3,586,978

 The accompanying notes are an integral part of these financial statements.

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VBA Defined Contribution Plan for Sonabank

Notes to Financial Statements

December 31, 2014 and 2013

1.     Description of Plan

The following description of the VBA Defined Contribution Plan for Sonabank (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Southern National Bancorp of Virginia, Inc. (Company). The management of the Company controls and manages the operation and administration of the Plan. Reliance Trust Company serves as the custodian of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Transfers from Plan Mergers

In September 2014, the Plan was amended to merge two defined contribution retirement plans sponsored by Prince Georges Federal Savings Bank (PGFSB) into the Plan as a result of the acquisition of PGFSB by Southern National Bancorp of Virginia, Inc. The amount transferred into the plan was $1,273,173.

Contributions

Each year, participants may contribute up to 100 percent of pretax annual compensation, as defined in the plan document, subject to Internal Revenue Code (IRC) limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. The employer may make an Employer Base Contribution for each Plan year in such amount, if any, which the employer shall determine. The employer shall make an Employer Matching Contribution for each Plan year in the amount of a discretionary percentage to be determined by the employer on a year to year basis. Contributions are subject to certain limitations.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers employer stock, common collective trust funds and mutual funds as investment options for participants.

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Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and plan earnings (losses), and charged with benefit payments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service, as defined in the Plan. Participants are 100 percent vested after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2014, outstanding loans bore interest rates ranging from 3.25% to 3.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum payment. In-service hardship withdrawals are permitted from a rollover account. In-service severe hardship withdrawals are permitted from the pre-tax account.

At December 31, 2014 and 2013, forfeited nonvested accounts were $8,805 and $462, respectively. During 2014, $462 of forfeited nonvested accounts were used to reduce employer contributions.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

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Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

In accordance with GAAP, the common collective trust held by a defined-contribution plan is required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the common collective trust as well as the adjustment to the fully benefit-responsive common collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

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3.     Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2014	2013

American Beacon Large Cap Fund	$304,693	$248,352
American Beacon Mid Cap Fund	219,443	*
Reliance Trust Stable Value Fund	243,603	246,026
Munder Mid Cap Core Growth Fund	188,784	*
PIMCO Total Return Admin Fund	308,765	212,643
T. Rowe Price Institutional Large Cap Growth Fund	345,071	225,320
Buffalo Small Cap Fund	186,086	184,534
Southern National Bancorp of Virginia, Inc. common stock	574,279	426,362
American Europacific Growth Fund	211,589	134,616
BlackRock Equity Dividend Fund	184,666	136,257

* Investment did not represent 5 percent of more of the Plan’s net assets at year-end.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(72,038)
Southern National Bancorp of Virginia, Inc. common stock	101,525
Common collective trust	15,445

$44,932

4.     Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.
•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

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Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds, money market funds and the Company’s common stock. The fair value of the Plan’s investment in the Company’s common stock is determined by the closing price reported on NASDAQ.

Level 2 investment securities include a common collective trust fund for which quoted prices are not available in active markets for identical instruments. The common collective trust is valued at the closing net asset value (NAV) of the units held by the Plan at year end based on information provided and certified by the custodians.

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The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2014 and 2013:

	Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds
Bond	$547,575	$-	$-	$547,575
Growth	874,903	-	-	874,903
Value	796,377	-	-	796,377
Blend	211,589	-	-	211,589
Southern National Bancorp of Virginia, Inc. common stock	574,279	-	-	574,279
Money market fund	38,269	-	-	38,269
Common collective trust:
Stable value fund*	-	243,603	-	243,603
Index funds**	-	132,181	-	132,181

Total	$3,042,992	$375,784	$-	$3,418,776

	Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds
Bond	$446,882	$-	$-	$446,882
Growth	603,242	-	-	603,242
Value	501,275	-	-	501,275
Blend	156,993	-	-	156,993
Southern National Bancorp of Virginia, Inc. common stock	426,362	-	-	426,362
Money market fund	22,014	-	-	22,014
Common collective trust - stable value*	-	246,026	-	246,026

Total	$2,156,768	$246,026	$-	$2,402,794

*Represents investment in a common collective trust fund consisting of equity securities in domestic and foreign corporations and various fixed-income securities. There are no unfunded commitments. Certain withdrawals for other than normal benefit payments and participant directed transfers may require up to 12 months notice (see Note 5).

**Represents investments in index funds that track the performance of bonds, U.S. stocks in the S&P 500 Index and international stocks. There are no unfunded commitments, and there are no restrictions on withdrawals.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	Stable Value Fund

The Stable Value Fund (the “Fund”) is a collective trust fund sponsored by Reliance Trust Company. The underlying investments are primarily guaranteed investment contracts with MetLife. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value, although there is no guarantee that the Fund will be able to maintain this value.

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Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
•	Any transfer of assets from the Fund directly into a competing investment option
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions
•	Complete or partial termination of the Plan or its merger with another plan

Circumstances that Impact the Fund

The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modifications of the Fund or the administration of the Fund that is not consented to by the wrapper issuer

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•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participant plans as described above

In the event that wrapper contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets decline. The Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The crediting rate of the contract resets every month based on the performance of the underlying investment portfolio. To the extent that the Fund has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the wrapper contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Fund units may forego a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates.

	December 31, 2014	December 31, 2013
Average yields:
Based on actual earnings	5.55%	(1.58%)
Based on interest rate credited to participants	3.01%	3.34%

6.    Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Reliance Trust Company. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid to the custodian by the plan for administrative services were $9,521 for the year ended December 31, 2014.

At December 31, 2014 and 2013, the Plan held 50,642 and 42,320 shares, respectively, of the Company’s common stock. During 2014, the Plan did not record any dividend income related to the Company’s common stock.

7.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

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8.    Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 11, 2011, that the plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

9.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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VBA Defined Contribution Plan for Sonabank

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 20-2453966 Plan 001

December 31, 2014
		(c) Description of investment
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,	(d)	(e) Current
(a)	lessor or similar party	par or maturity value	Cost **	value

Common collective trust:
*	Reliance Trust	Stable Value Fund, at contract value		$236,405
	Bank of New York Mellon	AGG Bond Index Fund		88,342
	Bank of New York Mellon	Intl Stock Index Fund		16,168
	State Street	S&P 500 Index Fund		27,671

Mutual funds:
	American Beacon	Large Cap Fund		304,693
	American Beacon	Mid Cap Value Fund		219,443
	American Funds	EuroPacific Fund		211,589
	American Century	Inflation Adjusted Bond Fund		65,429
	Managers	Bond Service Fund		6,050
	Munder	Mid-Cap Core Growth Fund		188,784
	Columbia	Small Cap Value Fund		87,575
	Oppenheimer	Developing Market Fund		121,771
	PIMCO	Total Return Admin Fund		308,765
	T. Rowe Price	Institutional Large Cap Growth Fund		345,071
	T. Rowe Price	Total Equity Market Index Fund		10,992
	Virtus	Real Estate Securities Fund		21,352
	Buffalo	Small Cap Fund		186,086
	BlackRock	Equity Dividend Fund		184,666
	Deutsche	Enhanced Commodity Strategy Fund		847
	Metropolitan West	High Yield Bond Fund		1,273
	Federated	Short-Intermediate Total Return Bond Fund		166,058

*	Southern National Bancorp of Virginia, Inc.	Common stock, 50,642 shares		574,279

	Fidelity	Money market fund		38,269

*	Participant loans***	Maturing through 2022, interest rates ranging from 3.25% to 3.50%, collateralized by participant accounts	-	59,201

			$-	$3,470,779

*	Party-in-interest
**	Cost information omitted for participant-directed accounts.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Southern National Bancorp of Virginia, Inc., as Plan Administrator of the VBA Defined Contribution Plan for Sonabank, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA DEFINED CONTRIBUTION PLAN
FOR SONABANK
By: Southern National Bancorp of Virginia, Inc.,
Plan Administrator

DATE: June 29, 2015	/s/ William H. Lagos
William H. Lagos
Senior Vice President and Chief Financial Officer

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Exhibit Index

Exhibit 23.1	Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm dated June 29, 2015

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